

May 28, 2014

Via E-mail
Roland Sackers
Managing Director and Chief Financial Officer
Qiagen N.V.
Spoorstraat 50
5911 KJ Venlo
The Netherlands

> **Re: Qiagen N.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **Form 6-K for the Quarterly Period Ended March 31, 2014**
> **Filed May 8, 2014**
> **File No. 000-28564**

Dear Mr. Sackers:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing us the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 20-F for the Fiscal Year Ended December 31, 2013

Notes to Consolidated Financial Statements
15. Lines of Credit and Debt, page F-32

1. Regarding the 2004 Notes, please tell us:
    - What entity "QIAGEN" refers regarding the provision in which the holders may require "QIAGEN" to repurchase all or a portion of the outstanding 2004 Notes for 100% of the principal amount, plus accrued interest, on August 18, 2014 and 2019; and
    - Why this provision does not require the Notes Payable to QIAGEN Finance of $145 million to be classified as a current liability at December 31, 2013.

Reference the authoritative literature you rely upon to support your accounting.

Form 6-K for the Quarterly Period Ended March 31, 2014
Notes to Condensed Consolidated Financial Statements (unaudited)
12. Equity
Issuance of Warrants, page 19

2. Please describe to us the antidilution adjustments under certain circumstances to the number of shares of common stock and the customary adjustments to the per share price related to the warrants. Tell us why equity classification for the warrants are appropriate and reference the authoritative literature you rely upon to support your accounting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Wuenschell, Staff Accountant, at (202) 551-3467 if you have questions regarding comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant